Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended 30 September 2024

The following is a review of our financial condition and results of operations as of 30 September 2024 and for the nine-month periods ended 30 September 2024 and 2023, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2024, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2023 filed with the SEC on 11 March 2024 (“2023 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2023 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2024 and for the nine-month period ended 30 September 2024 and 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2024 and for the nine-month period ended 30 September 2024 and 2023. The reported numbers as of 30 September 2024 and for the nine-month period ended 30 September 2024 and 2023 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2024 and 2023 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 employees based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was USD 59.4 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2023 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2023 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2023 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2024 Compared to Nine-Month Period Ended 30 September 2023

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2024 and 2023.

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	433,877	440,021	(1.4)
Revenue	44,927	44,907	-
Cost of sales	(20,100)	(20,717)	3.0
Gross profit	24,827	24,190	2.6
Selling, General and Administrative expenses	(13,738)	(13,635)	(0.8)
Other operating income/(expenses)	548	544	0.8
Exceptional items	(244)	(458)	46.7
Profit of the period	5,725	4,621	23.9
Profit from operations	11,394	10,641	7.1
Normalized EBITDA(2)	15,712	15,099	4.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and Beyond Beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(thousand hectoliters)		(%)(1)
North America	66,756	70,401	(5.2)
Middle Americas	111,179	110,095	1.0
South America	115,818	115,756	0.1
EMEA	68,921	66,249	4.0
Asia Pacific	70,958	77,261	(8.2)
Global Export and Holding Companies	244	259	(5.6)

Total	433,877	440,021	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2024 decreased by 6.1 million hectoliters, or 1.4%, to 433.9 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2023, as growth in our Middle Americas, South America, and EMEA regions was offset by performance in Asia Pacific and North America.

The results for the nine-month period ended 30 September 2024 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 (collectively, the “2023 and 2024 acquisitions and disposals”). The 2023 and 2024 acquisitions and disposals include acquisitions and disposals which were individually not significant and had no significant impact on our volumes for the nine-month period ended 30 September 2024 compared to the nine-month period ended 30 September 2023. Excluding volume changes attributable to the 2023 and 2024 acquisitions and disposals, our own beer volumes decreased 1.9% in the nine-month period ended 30 September 2024 compared to the nine-month period ended 30 September 2023. On the same basis, in the nine-month period ended 30 September 2024, our non-beer volumes increased 2.5% compared to the same period in 2023.

North America

In the nine-month period ended 30 September 2024, our volumes in North America decreased by 3.6 million hectoliters, or 5.2%, compared to the nine-month period ended 30 September 2023. Excluding volume changes attributable to the disposal of a portfolio of eight beer and beverage brands and associated assets to Tilray Brands, Inc. in the year ended 31 December 2023, our total volumes decreased by 4.5% in the nine-month period ended 30 September 2024, compared to the same period last year.

In the United States, our sales-to-wholesalers (“STWs”) declined by 4.5% and our sales-to-retailers (“STRs”) declined by 6.8%. The beer industry remained resilient in the first nine months of 2024, with a low-single digit decline in volumes, according to Circana. Our beer market share trend has improved in the first nine months of 2024, according to our estimates, driven by Michelob Ultra and Busch Light, which were two of the top three volume share gainers in the industry according to Circana. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered volume growth in the low-twenties, outperforming the industry according to Circana.

In Canada, our volumes declined by mid-single digits, underperforming a soft industry according to our estimates.

Middle Americas

In the nine-month period ended 30 September 2024, our volumes in Middle Americas increased by 1.1 million hectoliters, or 1.0%, compared to the nine-month period ended 30 September 2023.

In Mexico, our volumes grew by low-single digits, outperforming the industry according to our estimates. Our above core portfolio delivered low-single digit volume growth, led by the performance of Modelo and Pacifico. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 14% versus the first nine months of 2023 and our digital DTC platform, TaDa Delivery, generating over 3 million orders, a 14% increase versus the first nine months of 2023.

In Colombia, our volumes grew by low-single digits. The beer category remained resilient in the first nine months of 2024 with our portfolio continuing to gain share of total alcohol according to our estimates. Our performance was driven by our premium and super premium brands which delivered low-twenties volume growth, led by Corona and Stella Artois.

In Peru, our volumes declined by mid-single digits, outperforming the industry according to our estimates, which was negatively impacted by adverse weather and a soft consumer environment.

In Ecuador, our volumes were flattish.

South America

In the nine-month period ended 30 September 2024, our volumes in South America increased by 0.1 million hectoliters, or 0.1%, compared to the nine-month period ended 30 September 2023, with our beer volumes decreasing 1.0% and soft drinks volumes increasing 3.0%.

In Brazil, our total volumes grew by 3.2% with beer volumes up by 2.3% and non-beer volumes up by 5.8%. Our premium and super premium brands continued to lead our growth, delivering mid-teens volume growth, led by Corona, Spaten and Original. Within the core beer segment, Brahma’s momentum continued, delivering a mid-single digit volume increase. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes in the low-twenties. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 30% versus the first nine months of 2023, and our digital DTC platform, Zé Delivery, generating over 48 million orders in the first nine months of 2024, a 11% increase versus the first nine months of 2023.

In Argentina, total volumes declined by high-teens, as overall consumer demand was impacted by inflationary pressures.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2024 increased by 2.7 million hectoliters, or 4.0%, with our own beer volumes increasing by 3.1%, compared to the nine-month period ended 30 September 2023.

In Europe, our volumes grew by low-single digits, outperforming the industry in a majority of our key markets according to our estimates. We continued to premiumize our portfolio in Europe. In the no-alcohol beer segment, Corona Cero, the official beer partner of the Olympic Games, delivered triple digit volume growth in the third quarter of 2024.

In South Africa, volumes grew by mid-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. The momentum of our business continued, with both our premium beer and Beyond Beer portfolios estimated to have gained share of their respective segments. Our performance was led by our above core beer brands, which grew volumes by mid-teens driven by Corona and Stella Artois. In Beyond Beer, our portfolio grew volumes by mid-single digits driven by Flying Fish.

In Africa excluding South Africa, total volumes grew by mid-teens in Nigeria, cycling a soft industry in the first nine months of 2023. In our other markets in Africa, we grew volumes in aggregate by mid-single digits in the first nine months of 2024, led by Zambia, Tanzania and Ghana.

Asia Pacific

For the nine-month period ended 30 September 2024, our volumes decreased by 6.3 million hectoliters, or 8.2%, compared to the nine-month period ended 30 September 2023.

In China, our volumes decreased by 10.6%, impacted by a combination of a soft industry, cycling channel reopening in 2023 and adverse weather in key regions of our footprint. We continued to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation, even in the context of a soft industry. The roll out and adoption of the BEES platform continued, as of September 2024, BEES is present in 306 cities.

In South Korea, volumes grew by low-single digits, outperforming the industry according to our estimates, in both the on-premise and in-home channels, with performance led by our megabrand Cass.

Global Export and Holding Companies

For the nine-month period ended 30 September 2024, Global Export and Holding Companies volumes decreased by 5.6% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2024 as compared to our revenue for the nine-month period ended 30 September 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
North America	11,324	11,789	(3.9)
Middle Americas	12,677	11,911	6.4
South America	8,950	8,956	(0.1)
EMEA	6,579	6,337	3.8
Asia Pacific	5,074	5,557	(8.7)
Global Export and Holding Companies	323	358	(10.0)

Total	44,927	44,907	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 44,927 million for the nine-month period ended 30 September 2024. This represented an increase of USD 20 million compared to our consolidated revenue for the nine-month period ended 30 September 2023 of USD 44,907 million.

The results for the nine-month period ended 30 September 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)1), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

[1]	Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a positive impact of USD 1,807 million on our consolidated revenue for the nine-month period ended 30 September 2024 compared to the nine-month period ended 30 September 2023.

•

Our consolidated revenue for the nine-month period ended 30 September 2024 also reflects a negative currency translation impact of USD 2,900 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our revenue increased 2.5% and by 3.9% on a per hectoliter basis in the nine-month period ended 30 September 2024 compared to the same period in 2023. Despite the decrease in volumes discussed above, the increase in our consolidated revenue was driven by the increase in our revenue on a per hectoliter basis, as a result of ongoing premiumization and revenue management initiatives. The growth in our revenue per hectoliter in the nine-month period ended 30 September 2024 was most significant in EMEA, South America and Middle America.

•	In EMEA, the growth in the revenue per hectoliter was mainly driven by revenue management initiatives and continued premiumization in South Africa.

•	In South America, the growth in the revenue per hectoliter was mainly driven by premiumization and revenue management initiatives in Brazil.

•	In Middle America, the growth in the revenue per hectoliter was mainly driven by revenue management initiatives in Mexico and Colombia

Through our focus on brand, pack and liquid innovations, the percentage of beer consumers purchasing our brands increased in approximately 50% of our markets, according to our estimates. Participation increases in the third quarter of 2024 were led by improvements with all consumer groups in the US.

Approximately 70% of our revenues in the first nine months of 2024 were captured through B2B digital channels. As of 30 September 2024, BEES is live in 28 markets and in the first nine months of 2024, BEES had an average of 3.8 million monthly active users and captured approximately USD 35 billion in GMV, growth of 17% and 20% versus the same period last year respectively. BEES Marketplace generated 25 million orders and captured USD 1.6 billion in GMV from sales of third-party products in the first nine months of 2024, growth of 33% and 56% versus the same period last year respectively.

Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately USD 1.1 billion in the first nine months of 2024. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, are available in 21 markets, generated 55.5 million e-commerce orders and delivered approximately USD 410 million in revenue in the first nine months of 2024, representing low-teens growth versus the same period last year.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2024 as compared to the nine-month period ended 30 September 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
North America	(4,752)	(5,076)	6.4
Middle Americas	(4,641)	(4,648)	0.1
South America	(4,515)	(4,535)	0.4
EMEA	(3,403)	(3,392)	(0.3)
Asia Pacific	(2,381)	(2,635)	9.7
Global Export and Holding Companies	(408)	(431)	5.4

Total	(20,100)	(20,717)	3.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 20,100 million for the nine-month period ended 30 September 2024. This represented a decrease of USD 617 million, or 3.0% compared to our consolidated cost of sales for the nine-month period ended 30 September 2023. The results for the nine-month period ended 30 September 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a negative impact of USD 1,190 million on our consolidated cost of sales for the nine-month period ended 30 September 2024 compared to the nine-month period ended 30 September 2023.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2024 also reflects a positive currency translation impact of USD 1,679 million mainly arising from currency translation effects in South America, EMEA, Middle Americas, and Asia Pacific.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our cost of sales decreased by USD 128 million or 0.6%. Our consolidated cost of sales for the nine-month period ended 30 September 2024 was positively impacted by price and performance initiatives, which was partially offset by country and product mix impact. On the same basis, our consolidated cost of sales per hectoliter increased by 0.7%. The increase in cost of sales per hectoliter was most significant in EMEA and South America, with Argentina in a high inflationary environment.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2024 as compared to the nine-month period ended 30 September 2023. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2024 were USD 13,189 million, representing an increase of USD 98 million, compared to our operating expenses for the same period in 2023.

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(13,738)	(13,635)	(0.8)
Other Operating Income/(Expenses)	548	544	0.8

Total Operating Expenses	(13,189)	(13,091)	(0.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2024 as compared to the nine-month period ended 30 September 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
North America	(3,280)	(3,521)	6.8
Middle Americas	(3,002)	(2,858)	(5.0)
South America	(2,787)	(2,686)	(3.8)
EMEA	(1,994)	(1,959)	(1.8)
Asia Pacific	(1,575)	(1,600)	1.6
Global Export and Holding Companies	(1,101)	(1,012)	(8.8)

Total	(13,738)	(13,635)	(0.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 13,738 million for the nine-month period ended 30 September 2024. This represented an increase of USD 103 million, or 0.8%, as compared to the nine-month period ended 30 September 2023. The results for the nine-month period ended 30 September 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a negative impact of USD 717 million on our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2024 compared to the nine-month period ended 30 September 2023.

•

Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2024 also reflects a positive currency translation impact of USD 908 million mainly arising from currency translation effects in South America, EMEA and Asia.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our consolidated selling, general and administrative expenses increased by 2.2%, primarily due to increased sales and marketing investments.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2024 as compared to the nine-month period ended 30 September 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
North America	(1)	16	-
Middle Americas	26	24	9.6
South America	319	276	15.7
EMEA	126	145	(13.2)
Asia Pacific	82	87	(5.2)
Global Export and Holding Companies	(5)	(4)	(13.0)

Total	548	544	0.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the nine-month period ended 30 September 2024 was USD 548 million. This represented an increase of USD 4 million, as compared to the nine-month period ended 30 September 2023. The results for the nine-month period ended 30 September 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals did not have a significant impact on our net consolidated other operating income and expenses for the nine-month period ended 30 September 2024 compared to the nine-month period ended 30 September 2023.

•	Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2024 had no significant currency translation impact.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our net consolidated other operating income and expenses increased by 0.4%.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the nine-month period ended 30 September 2024, exceptional items included in profit from operations consisted of restructuring charges and business and asset disposal (including impairment losses). Exceptional items were as follows for nine-month period ended 30 September 2024 and 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023
	(USD million)
Restructuring	(97)	(78)
Business and asset disposal (including impairment losses)	(147)	(361)
Legal costs	-	(19)

Total	(244)	(458)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 97 million for the nine-month period ended 30 September 2024 as compared to a net cost of USD 78 million for the nine-month period ended 30 September 2023. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.

Business and assets disposals (including impairment losses)

Business and assets disposals (including impairment losses) amounted to a net cost of USD 147 million for the nine-month period ended 30 September 2024, mainly comprising impairment of intangible assets and other non-core assets held for sale in the period. Business and assets disposals (including impairment losses) amounted to a net cost of USD 361 million for the nine-month period ended 30 September 2023 mainly comprising impairment of intangible assets and other non-core assets sold in the period.

Legal costs

The company recorded exceptional legal costs of USD 19 million for nine-month period ended 30 September 2023 related to the successful outcome of series of lawsuits regarding Ambev warrants.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2024 as compared to the nine-month period ended 30 September 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
North America	3,197	2,853	12.1
Middle Americas	5,035	4,407	14.2
South America	1,962	1,981	(1.0)
EMEA	1,289	1,110	16.2
Asia Pacific	1,163	1,403	(17.1)
Global Export and Holding Companies	(1,254)	(1,114)	(12.6)

Total	11,394	10,641	7.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 11,394 million for the nine-month period ended 30 September 2024. This represented an increase of USD 753 million, as compared to our profit from operations for the nine-month period ended 30 September 2023. The results for the nine-month period ended 30 September 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 80 million for the nine-month period ended 30 September 2024 compared to the nine-month period ended 30 September 2023.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2024 also reflects a negative currency translation impact of USD 329 million.

•

Our profit from operations for the nine-month period ended 30 September 2024 was negatively impacted by USD 244 million of certain exceptional items, as compared to a negative impact of USD 458 million for the nine-month period ended 30 September 2023. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the nine-month period ended 30 September 2024 and 2023.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our profit from operations increased by 11.0%. This increase was most significant in EMEA, South America and Middle Americas, mainly due to revenue growth that was partially offset by higher selling, general and administrative expenses due primarily to increased sales and marketing investments.

Net Finance Income/(Expense)

Our net finance income/(expense) items were as follows for the nine-month period ended 30 September 2024 and 30 September 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
Net interest expense	(2,179)	(2,419)	9.9
Net interest on net defined benefit liabilities	(67)	(64)	(4.4)
Accretion expense	(545)	(579)	5.9
Net interest income on Brazilian tax credits	95	107	(11.2)
Other financial results	(704)	(787)	10.6

Net finance expense before exceptional finance results	(3,400)	(3,743)	9.1
Mark-to-market	(271)	(619)	56.2
Gain/(loss) on bond redemption and other	(23)	-	-
Exceptional net finance income/(expense)	(294)	(619)	52.5

Net finance income/(expense)	(3,694)	(4,362)	15.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance expense for the nine-month period ended 30 September 2024 was USD 3,694 million, as compared to a net finance expense of USD 4,362 million for the nine-month period ended 30 September 2023, representing an expense reduction of USD 668 million.

The net finance expense before exceptional financial results decreased from USD 3,743 million for the nine-month period ended 30 September 2023 to USD 3,400 million for the nine-month period ended 30 September 2024.

Exceptional net finance income/(expense) includes a negative mark-to-market adjustment of USD 271 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 619 million for the nine-month period ended 30 September 2023.

Other exceptional net finance expense for the nine-month period ended 30 September 2024 includes a loss of USD 66 million resulting from the impairment of financial investments and a gain of USD 43 million related to the completion of tender offers of notes issued by the company and certain of its subsidiaries.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023
Share price at the start of the nine-month period (in euro)	58.42	56.27
Share price at the end of the nine-month period (in euro)	59.38	52.51
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Results of Associates

Our share of results of associates for the nine-month period ended 30 September 2024 was USD 226 million as compared to USD 201 million for the nine-month period ended 30 September 2023.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the nine-month period ended 30 September 2024 includes USD 104 million income from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2024 was USD 2,304 million, with an effective tax rate of 29.9%, as compared to an income tax expense of USD 1,858 million and an effective tax rate of 29.6% for the nine-month period ended 30 September 2023. The effective tax rate for the nine-month period ended 30 September 2024 and 30 September 2023 was negatively impacted by non-deductible losses from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.

The effective tax rate for the nine-month period ended 30 September 2024 includes a USD 114 million exceptional tax expense, reflecting mainly the net impact of USD 240 million (South African rand 4.5 billion) relating to the resolution of the South African tax matters disclosed in our 2023 Annual Report. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—The South African Breweries (Pty.) Ltd.” of our 2023 Annual Report for additional information.

Profit of the Period

Profit of the period for the nine-month period ended 30 September 2024 was USD 5,725 million compared to USD 4,621 million for the same period in 2023. The increase in profit of the period for the nine-month period ended 30 September 2024 was primarily due to the decrease in cost of sales and exceptional items included in net finance expense (as described below under “—Profit Attributable to Our Equity Holders”).

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023
	(USD million)
Profit attributable to non-controlling interests	1,090	1,171
Profit attributable to equity holders of AB InBev	4,635	3,450

Profit of the period	5,725	4,621

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,090 million for the nine-month period ended 30 September 2024, a decrease of USD 81 million from USD 1,171 million for the nine-month period ended 30 September 2023.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2024 was USD 4,635 million compared to USD 3,450 million for the same period in 2023. Basic earnings per share of USD 2.31 for the nine-month period ended 30 September 2024 is based on 2,004 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the nine-month period ended 30 September 2024 was USD 5,291 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Expense)” and “—Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the nine-month period ended 30 September 2024 was USD 2.64. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Expense)” and “—Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the nine-month period ended 30 September 2024 was primarily due to the decrease in cost of sales and the exceptional items included in net finance expense in the nine-month period ended 30 September 2024 compared to the same period in 2023.

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023
	(USD million)
Profit attributable to equity holders of AB InBev	4,635	3,450
Exceptional items, before taxes	244	458
Exceptional net finance expense, before taxes	294	619
Exceptional share of results of associates	(104)	-
Exceptional taxes	114	(93)
Exceptional non-controlling interest	(7)	(11)
Hyperinflation impacts	114	74

Underlying profit, attributable to equity holders of AB InBev(1)	5,291	4,497

Note:

(1)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Profit Attributable to Our Equity Holders” of our 2023 Annual Report for additional information on our definition and use of Underlying profit attributable to equity holders of AB InBev.

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023
	(USD per share)
Basic earnings per share	2.31	1.71
Exceptional items, before taxes	0.12	0.23
Exceptional net finance expense, before taxes	0.15	0.31
Exceptional share of results of associates	(0.05)	-
Exceptional taxes	0.06	(0.05)
Hyperinflation accounting impacts in EPS	0.06	0.04

Underlying EPS (1)	2.64	2.23

Note:

(1)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Profit Attributable to Our Equity Holders” of our 2023 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 2,004 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2024 (30 September 2023: 2,016 million shares).

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the nine-month period ended 30 September 2024 as compared to the nine-month period ended 30 September 2023:

	Nine-month period ended 30 September 2024	Nine-month period ended 30 September 2023	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	4,635	3,450	34.4
Profit attributable to non-controlling interests	1,090	1,171	(7.0)

Profit of the period	5,725	4,621	23.9
Net finance expense	3,694	4,362	15.3
Income tax expense	2,304	1,858	(24.0)
Share of result of associates	(226)	(201)	12.6
Exceptional share of results of associates	(104)	-	-

Profit from operations	11,394	10,641	7.1
Exceptional items	244	458	46.7
Profit from operations, before exceptional items(2)	11,638	11,099	4.9

Depreciation, amortization and impairment	4,074	3,999	(1.9)

Normalized EBITDA(3)	15,712	15,099	4.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Profit from operations, before exceptional items is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Normalized EBITDA” of our 2023 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Normalized EBITDA” of our 2023 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 15,712 million for the nine-month period ended 30 September 2024. This represented an increase of USD 613 million, or 4.1%, as compared to our Normalized EBITDA for the nine-month period ended 30 September 2023. The results for the nine-month period ended 30 September 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects. Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals and currency translation, our Normalized EBITDA increased by 7.6%, driven by production cost efficiencies and disciplined overhead management.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentinean subsidiaries.

The results for the nine-month period ended 30 September 2024 were translated at the September 2024 closing rate of 970.84 Argentine pesos per US dollar. The results for the nine-month period ended 30 September 2023, were translated at the September 2023 closing rate of 349.99 Argentine pesos per US dollar.

The impact of hyperinflation accounting for the period ended 30 September 2024 amounted to USD 162 million increase in revenue, USD 49 million negative monetary adjustment reported in the finance line and represented a negative impact of USD 0.06 on basic earnings per share.

Recent events

Announcement of USD 2 billion share buyback program to be executed within the next 12 months

On 30 October 2024, the AB InBev Board of Directors approved a USD 2 billion share buyback program to be executed within the next 12 months. Based on the closing price of AB InBev’s ordinary shares on Euronext Brussels on 30 October 2024, this amount represented approximately 31.7 million shares. Such number of shares will fluctuate depending on share price movements. The share buyback program will be implemented in accordance with industry best practices and in compliance with the applicable buyback rules and regulations. To this end, an independent financial intermediary will be appointed to repurchase on the basis of a discretionary mandate. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. During the share buyback program, the company will regularly publish press releases with updates on the progress made (if any) as required by law. Our current intention is to hold the shares acquired as treasury shares to fulfill future share delivery commitments under the stock ownership plans. The program will be executed under the powers granted at the General Meeting of Shareholders on 28 April 2021.